EXHIBIT 3.1

ARTICLE III

BOARD OF DIRECTORS

                Section 2. Number, Tenure and Qualifications.  The number of directors of the corporation shall be nine.  The number of directors may be increased or decreased at any time by amendment of this bylaw, but no decrease shall have the effect of shortening the term of any incumbent director.   Directors shall be elected at each annual meeting of the shareholders.   Each director shall hold office until the next annual meeting of the shareholders and thereafter until his successor shall have been elected and qualified, or until his earlier death, resignation or removal.  Directors shall be natural persons, eighteen years of age or older, but need not be residents of the State of Delaware or shareholders of the corporation.  Directors shall be removable in the manner provided by the General Corporation Law of Delaware.